Exhibit 99.8

Letter from Baofeng County National Land Resource Administrative Bureau

regarding coal material resource to develop

underground coal gasification Scientific and Technological Practical Project of Baofeng Coking Factory of Henan Province Pingdingshan Hongli Coal & Coke Co., Ltd.

Henan Province Pingdingshan Hongli Coal & Coke Co., Ltd.,

We received materials regarding underground coal gasification Scientific and Technological Practical Project submitted by your company in February 2015. According to the special care policy to emerging technological industry, our bureau agreed to configure and grant you about 216,200 tons of coal materials covered by Baofeng Coking Factory for your 3 x10000 cubic meter/ h underground coal gasification Scientific and Technological Practical Project.

Baofeng County National Land Resource Administrative Bureau

April 17th, 2015